EXHIBIT 99.1

Press Release

Disclosure of Transactions in Own Shares

Paris, January 2, 2020 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 30, 2019 to December 31, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
30.12.2019	505,239	49.4439	24,980,987	XPAR
30.12.2019	115,277	49.4669	5,702,396	CHIX
30.12.2019	40,133	49.4515	1,984,637	TRQX
30.12.2019	58,920	49.4638	2,914,407	BATE
31.12.2019	161,905	49.1374	7,955,591	XPAR
31.12.2019	57,191	49.1462	2,810,720	CHIX
31.12.2019	23,868	49.1518	1,173,155	TRQX
31.12.2019	40,246	49.1524	1,978,187	BATE

Total	1,002,779	49.3629	49,500,080

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com